

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**

DIVISION OF
CORPORATION FINANCE





04052982

December 22, 2004

Steven J. Kemps
Senior Counsel and Assistant Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/22/2004

Re: Kimberly-Clark Corporation
Incoming letter dated December 1, 2004

Dear Mr. Kemps:

This is in response to your letter dated December 1, 2004 concerning the shareholder proposal submitted to Kimberly-Clark by Nick Rossi. We also have received letters on the proponent's behalf dated December 14, 2004 and December 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
DEC 2 0 2004
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



55785

Kimberly-Clark

Steven J. Kemps
Senior Counsel and
Assistant Secretary



December 1, 2004

By Hand Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

On October 19, 2004, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed stockholder resolution (the "Proposal") from Mr. Nick Rossi (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2005 Annual Meeting of Stockholders (the "Proxy Materials").

The Proposal requests that the Board of Directors (the "Board") of the Company "redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable." A copy of the Proposal and the accompanying supporting statement are attached hereto as Exhibit A.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto. We are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials.

**The Proposal Has Been Substantially Implemented**

The Proposal is properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company:

- First, effective November 19, 2004, Kimberly-Clark terminated its Stockholder Rights Agreement and related stockholder rights (the "Rights Plan").
- Second, in connection with the termination of the Rights Plan, Kimberly-Clark's Board adopted the following policy statement (the "Policy") effective upon the termination of the Rights Plan:

> "Kimberly-Clark does not have a "poison pill" or stockholder rights plan. If Kimberly-Clark were to adopt a stockholder rights plan, the Board would seek prior stockholder approval of the plan unless, due to timing constraints or other reasons, a majority of independent directors of the Board determines that it would be in the best interests of stockholders to adopt a plan before obtaining stockholder approval. If a stockholder rights plan is adopted without prior stockholder approval, the plan must either be ratified by stockholders or must expire, without being renewed or replaced, within one year. The Nominating and Corporate Governance Committee shall review this policy statement periodically and report to the Board on any recommendations it may have concerning the policy."

The "substantially implemented" standard of Rule 14a-8(i)(10) replaced the predecessor rule allowing omission of a proposal that was "moot" and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g.*, Masco Corporation (Publicly available March 29, 1999).

Foremost, by terminating the Rights Plan on November 19, 2004, the Company believes it has fully implemented the Proposal to "redeem any poison pill."

Moreover, Kimberly-Clark does not believe that there are any meaningful differences between the Policy and the Proposal that should preclude exclusion of the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

The Proposal contemplates that the adoption of a poison pill by the Company must be approved by its stockholders as soon as may be practicable. Under the Policy, the Board would seek prior stockholder approval of a stockholder rights plan unless, due to timing constraints or other reasons, a majority of independent directors of the Board determines that it would be in the best interests of the stockholders to adopt a plan before obtaining stockholder approval. Furthermore, if a stockholder rights plan is adopted without stockholder approval, the plan must either be ratified by stockholders or must expire, without being renewed or replaced, within one year. By requiring stockholder approval of a poison pill, the Policy is consistent with the Proposal. Moreover, even if the Company were to adopt a poison pill within the narrow "fiduciary out" exception, there is no meaningful difference between the Policy and the Proposal. *See, e.g.*, Exxon Mobil Corporation (Publicly available February 23, 2004) (policy that board seek prior stockholder approval of a poison pill, subject to fiduciary out, provided that if a pill is adopted without prior stockholder approval, the pill must either be ratified by stockholders or must expire, without being renewed or replaced, within one year).

The Staff recently has issued a number of other no-action letters excluding stockholder proposals in circumstances where the issuer, like Kimberly-Clark, adopted a policy which requires stockholder approval of a poison pill. In many cases, the proposals that were the subject of these letters were submitted by the Proponent, Mr. Nick Rossi, or one of his family members. These no-action letters include: Hewlett-Packard Company (Publicly available December 24, 2003); Marathon Oil Company (Publicly available January 16, 2004); General Electric Company (Publicly available February 10, 2004); 3M Company (Publicly available February 17, 2004); General Motors Corporation (Publicly available March 3, 2004); Safeway, Inc. (Publicly available April 1, 2004); and ConAgra Foods, Inc. (Publicly available July 1, 2004). Kimberly-Clark believes that these no-action precedents support its position that it has substantially implemented the Proposal, and that the Proposal may be excluded under Rule 14a-8(i)(10).

**Conclusion**

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if it does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 972-281-1441.

Very truly yours,



Steven J. Kemps
Senior Counsel and Assistant Secretary

cc: Andrew M. Baker
Baker Botts L.L.P.

RECEIVED

OCT 1 9 2004

DALLAS LEGAL DEPT.

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Thomas Falk
Chairman
Kimberly-Clark Corp. (KMB)
P.O. Box 619100
Dallas, TX 75261
PH: 972-281-1200
FX: 972-281-1435

Dear Mr. Falk,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Ross Oct 12-04

cc: Ronald D. McCray
Senior Vice President
FX: 972-281-1578
John W. Wesley
Chief Counsel, M&A
PH: 972-281-1385
FX: 972-281-1578
Timothy C. Everett, Corporate Secretary
FX: 972-281-1490

## 3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

**76% Yes-Vote**

We as shareholders voted in support of this topic:

| Year | Rate of Support | |
|---|---|---|
| 2002 | 62% | |
| 2003 | 70% | 8% Increase |
| 2004 | 76% | 6% Increase |

(Based on yes and no votes cast.)

**Pills Entrench Current Management**

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

**Like a Dictator**

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

**Advancement Begins with a First Step**

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Shareholders were allowed to vote on individual directors only once in 3-years – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Directors failed to commit to adoption of a shareholder proposal after 3-consecutive majority shareholder votes – accountability concern.
- Our full Board, with 4 CEOs, met only 6-times in a full year and our key Audit Committee 4-times – commitment concern.
- Six directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
- Our CEO, Thomas Falk and our Compensation Committee Chairman, Paul Collins both sat on the University of Wisconsin Foundation Board.
- Claudio Gonzalez was rated a problem director because he was the chairperson of the committee that set executive compensation at Home Depot, which received a CEO Compensation rating of "F".
- Marc Shapiro was rated a problem director because he was the chairperson of the committee responsible for director nominations at Weingarten Realty Investors, which received a Board Composition grade of "F".

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting. For example, a binding shareholder proposal was published in the 2004 Sears (S) proxy. This proposal called for the formation of a committee to communicate directly with the Sears Board if the Board ignores certain majority shareholder votes.

**Stock Value**

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

**Redeem or Vote Poison Pill**
**Yes on 3**

---

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

December 14, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

**Kimberly-Clark Corp. (KMB)**
**Proponent Position on KMB No-Action Request**
**Nick Rossi**
**Rule 14a-8 Proposal: Redeem or Vote Poison pill**

Ladies and Gentlemen:

There are a number of defects in the company no action request such as:

1) The company fails to explain the mismatch in its "policy" and the text of the proposal:
The company "policy" says a poison pill adopted without a shareholder vote may expire in one-year without any shareholder vote whatsoever. In contrast the rule 14a-8 proposal calls for poison pill approval "by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

Contrary to the rule 14a-8 proposal the company policy tends to entrench a poison pill because, once a pill is allowed to be adopted without any vote whatsoever, the policy then formalizes a one-year freeze-out of a shareholder vote under any circumstance.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on a called-for vote on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The new company policy could be called a shareholder vote avoidance policy for the convenience of the company.

2) The company argument is ambiguous.
From the company argument it appears that the company adds a words to the proposal. The company seems to add the following italicized words to the proposal:
RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill *that is in place during November 2004*, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

3) The company fails to make it abundantly clear that although its new policy gives the option or mirage of a vote the company always has an easy-out to avoid a vote completely during the entire one-year effectively of its policy.

4) The company fails to reconcile the substantial difference in the text of this proposal and the old proposal to the Hewitt-Packard Company (December 24, 2003) cited as a purported precedent:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

This is a representative but not exhaustive summary of the company's weak and ambiguous arguments and also its mismatched precedents.

It is respectfully requested that concurrence not be granted to the company. The right to submit additional information is requested.

Sincerely,



John Chevedden

cc:
Nick Rossi
Steven Kemps

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



**Kimberly-Clark Corp. (KMB)**
**Proponent Position on KMB No-Action Request**
**Rule 14a-8 Proposal: Redeem or Vote Poison pill**
**Proponent: Nick Rossi**

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

There are a number of defects in the company no action request such as:

1) The company fails to explain the mismatch in its "policy" and the text of the proposal:
The company "policy" says a poison pill adopted without a shareholder vote may expire in one-year without any shareholder vote whatsoever. In contrast the rule 14a-8 proposal calls for poison pill approval "by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

Contrary to the rule 14a-8 proposal the company policy tends to entrench a poison pill because, once a pill is allowed to be adopted without any vote whatsoever, the policy then formalizes a one-year freeze-out of a shareholder vote under any circumstance.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on a called-for vote on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The new company policy could be called a shareholder vote avoidance policy for the convenience of management.

2) The company argument is ambiguous.
From the company argument it appears that the company adds the following italicized words to the proposal:

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill *that is in place during November 2004*, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

3) The company fails to make it abundantly clear that although its new policy gives the option, *or perhaps the illusion of a vote*, the company always has an easy-out to avoid a vote completely by simply letting the pill expire.

4) The company fails to reconcile the substantial difference in the text of this proposal and the old proposal to the Hewitt-Packard Company (December 24, 2003) cited as a purported precedent:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

This is a representative but not exhaustive summary of the company's weak and ambiguous arguments and mismatched precedents.

It is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested.

Sincerely,



John Chevedden

cc:
Nick Rossi
Steven Kemps

## 3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

**76% Yes-Vote**

We as shareholders voted in support of this topic:

| Year | Rate of Support | |
|---|---|---|
| 2002 | 62% | |
| 2003 | 70% | 8% Increase |
| 2004 | 76% | 6% Increase |

(Based on yes and no votes cast.)

**Pills Entrench Current Management**

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

**Like a Dictator**

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

**Advancement Begins with a First Step**

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Shareholders were allowed to vote on individual directors only once in 3-years – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Directors failed to commit to adoption of a shareholder proposal after 3-consecutive majority shareholder votes – accountability concern.
- Our full Board, with 4 CEOs, met only 6-times in a full year and our key Audit Committee 4-times – commitment concern.
- Six directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
- Our CEO, Thomas Falk and our Compensation Committee Chairman, Paul Collins both sat on the University of Wisconsin Foundation Board.
- Claudio Gonzalez was rated a problem director because he was the chairperson of the committee that set executive compensation at Home Depot, which received a CEO Compensation rating of "F".
- Marc Shapiro was rated a problem director because he was the chairperson of the committee responsible for director nominations at Weingarten Realty Investors, which received a Board Composition grade of "F".

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting. For example, a binding shareholder proposal was published in the 2004 Sears (S) proxy. This proposal called for the formation of a committee to communicate directly with the Sears Board if the Board ignores certain majority shareholder votes.

**Stock Value**

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

**Redeem or Vote Poison Pill**
**Yes on 3**

---

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 22, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Kimberly-Clark Corporation
Incoming letter dated December 1, 2004

The proposal requests the board of directors to redeem any poison pill unless it is approved by Kimberly-Clark shareholders.

There appears to be some basis for your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(10). In this regard, we note that Kimberly-Clark terminated its shareholder rights plan on November 19, 2004. Accordingly, we will not recommend enforcement action to the Commission if Kimberly-Clark omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Robyn Manos
Special Counsel